SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Yahoo! Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

984332106
(CUSIP Number)

Third Point LLC
390 Park Avenue, 18th Floor
New York, NY 10022
(212) 224-7400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8267

November 4, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984332106		Page 2 of 5 Pages
1		NAME OF REPORTING PERSON Third Point LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,000,700 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,000,700 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,000,700 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.23%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 984332106		Page 3 of 5 Pages
1		NAME OF REPORTING PERSON Daniel S. Loeb
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,000,700 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,000,700 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,000,700 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.23%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.                                Security and the Issuer

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to the shares of Common Stock of Yahoo! Inc. (the “Issuer”) and amends the Schedule 13D filed on September 8, 2011 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto filed on September 14, 2011 (the Original 13D, and as amended by such Amendment No.1 and this Amendment No. 2, the “Schedule 13D”).  Unless the context otherwise requires, references herein to the “Common Stock” are to such Common Stock of the Issuer.  The principal executive offices of the Issuer are located at 701 First Avenue, Sunnyvale, California 94089.

This Amendment No. 2 is being filed by Third Point LLC, a Delaware limited liability company (the “Management Company”), and Daniel S. Loeb (“Mr. Loeb” and, together with the Management Company, the “Reporting Persons”).

This Amendment No. 2 is being filed to amend Item 3, Item 4, Item 5, Item 6 and Item 7 of the Schedule 13D as follows:

Item 3.                                 Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended to reflect the following:

The Funds expended an aggregate of approximately $753,509,029 of their own investment capital in open market transactions (and including upon the exercise of options) to acquire the 56,000,700 shares of Common Stock held by them and approximately $21,468,778 of their own investment capital to acquire options to purchase 10,000,000 shares of Common Stock.

Item 4.                      Purpose of Transaction.

Item 4 of the Schedule 13D is amended by adding thereto the following:

On November 4, 2011, the Management Company sent a letter to the Board of Directors of the Issuer, which was also included in a press release issued by the Management Company on November 4, 2011 (the “November 4 Release”).  A copy of the November 4 Release is attached hereto as Exhibit 99.4 and incorporated herein by reference.

Item 5.                                Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is amended to reflect the following:

(a)           As of the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 66,000,700 shares of Common Stock, consisting of 56,000,700 shares of Common Stock held by the Funds (the “Shares”) and 10,000,000 shares of Common Stock acquirable upon exercise of options held by the Funds (the “Options”).  The Shares and shares of Common Stock acquirable upon exercise of the Options together represent 5.23% of the Common Stock outstanding.  Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 1,262,612,131 shares of Common Stock outstanding as of July 29, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, filed by the Issuer with the Securities and Exchange Commission on August 8, 2011.

Item 5(c) of the Schedule 13D is amended to reflect the following:

(c)           Set forth on Schedule I to this Amendment No. 2 are all transactions in the Common Stock effected since September 8, 2011 by the Reporting Persons.

Since September 8, 2011, the Funds have exercised options to acquire an aggregate of 5,000,000 shares of Common Stock, as noted in Schedule I to this Amendment No. 2.

On September 16, 2011, the Funds entered into two standardized agreements (the “Swap Agreements”) for which the Common Stock was the reference security, with respect to 2,000,000 notional shares, in the aggregate.  Under each of the Swap Agreements, the Funds had the option, at their election, to settle such Swap Agreement in cash or shares of Common Stock at any time.  Concurrently with the entry into the Swap Agreements, options to acquire  2,000,000 shares of Common Stock were surrendered without being exercised, in the aggregate.  The Funds exercised their rights to acquire (i) 1,925,000 shares of Common Stock under one of the Swap Agreements on October 21, 2011 and (ii) the remaining 75,000 shares of Common Stock under the remaining Swap Agreement on October 21, 2011, each as noted in Schedule I to this Amendment No. 2.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended to reflect the following:

The Funds have written options to sell 10,000,000 shares of Common Stock at a price per share of Common Stock equal to $12.50 at the election of the counterparty to the option, which options expire in January 2012 and were sold in the open market and “over the counter.”

Item 7.                                Material to be filed as Exhibits.

Item 7 of the Schedule 13D is amended by adding thereto the following:

Exhibit 99.4 – Press Release containing the Management Company’s Letter to the Board Directors of the Company, dated November 4, 2011.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2011                                                        THIRD POINT LLC

By: /s/ William Song
Name: William Song
Title: Attorney-in-Fact

Dated: November 4, 2011                                                        DANIEL S. LOEB

/s/ William Song
Name: William Song
Title: Attorney-in-Fact

SCHEDULE I

This Schedule sets forth information with respect to each purchase and sale of Shares which was effectuated by a Reporting Person since September 8, 2011.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
10/21/2011	1,925,0001	15.2700
10/21/2011	2,000,000	16.17242
10/21/2011	4,875,000	14.46003
10/21/2011	87,200	14.68004
10/21/2011	37,800	13.74005
10/21/2011	(255,900)	16.8700
10/21/2011	(4,743,400)	15.2700
10/24/2011	3,000,000	16.57576
10/26/2011	75,0007	16.3000
10/31/2011	20,000	15.5600
11/1/2011	685,700*	14.9500
11/1/2011	(685,700)*	14.9500
11/1/2011	480,000	14.85798
11/3/2011	500,000	15.31009
* Rebalancing trade.

1  Acquired upon the exercise in kind by the Reporting Persons of a swap agreement which provided the Reporting Persons with the right to acquire such shares.
2  Represents the weighted average purchase price for such shares.  The actual purchase prices ranged from $16.16 to $16.20 per share.
3  Acquired upon the exercise by the Reporting Persons of options to purchase such shares at an exercise price of $13.00, with an option price per share of $1.46.
4  Acquired upon the exercise by the Reporting Persons of options to purchase such shares at an exercise price of $13.00, with an option price per share of $1.68.
5  Acquired upon the exercise by the Reporting Persons of options to purchase such shares at an exercise price of $13.00, with an option price per share of $0.74.
6  Represents the weighted average purchase price for such shares.  The actual purchase prices ranged from $16.57 to $16.60 per share.
7  Acquired upon the exercise in kind by the Reporting Persons of a swap agreement which provided the Reporting Persons with the right to acquire such shares.
8  Represents the weighted average purchase price for such shares.  The actual purchase prices ranged from $14.82 to $14.89 per share.
9  Represents the weighted average purchase price for such shares.  The actual purchase prices ranged from $15.28 to $15.34 per share.